                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   IBAH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   450731 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Cheryl D. Hodges
                                 Omnicare, Inc.
                               2800 Chemed Center
                              255 East Fifth Street
                             Cincinnati, Ohio 45203

                                 with copies to:


                                Morton A. Pierce
                                Richard D. Pritz
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [_].

NOTE: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------                                             --------------------------------------
CUSIP NO.  450731 10 4                                                          PAGE   2   OF   9   PAGES
-----------------------------------                                             --------------------------------------


----------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               OMNICARE, INC.
               31-1001351
----------------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
                                                                                                             (b) |X|
----------------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY                                                                                  (a) |_|
                                                                                                             (b) |_|
----------------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               OO
----------------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e).                                                                               |_|
----------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
----------------------------------------------------------------------------------------------------------------------
                            7            SOLE VOTING POWER
                                         0
        NUMBER OF           ------------------------------------------------------------------------------------------
          SHARES            8            SHARED VOTING POWER
       BENEFICIALLY                      6,268,131(1)
      OWNED BY EACH         ------------------------------------------------------------------------------------------
    REPORTING PERSON        9            SOLE DISPOSITIVE POWER
           WITH                          0
                            ------------------------------------------------------------------------------------------
                            10           SHARED DISPOSITIVE POWER
                                         6,268,131(1)
----------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,268,131(1)
----------------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|
----------------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.3% (1).
----------------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
----------------------------------------------------------------------------------------------------------------------


------------------------
(1)  See Items 4 and 5.


                               Page 2 of 9 Pages

ITEM 1.           SECURITY AND ISSUER.

                           This Statement relates to the common stock, par value
                  $0.01 per share (the "Common Shares") and preferred stock, par value $0.01 per share, on an as-converted basis (the "Preferred Shares", together with the Common Shares, the "Shares") of IBAH, Inc., a Delaware corporation ("IBAH"). The address of the principal executive office of IBAH is Four Valley Square, 512 Township Line Road, Blue Bell, Pennsylvania 19422.

ITEM 2.           IDENTITY AND BACKGROUND.

                           (a) - (c) and (f). This Schedule 13D is filed by
                  Omnicare, Inc., a Delaware corporation ("Omnicare"). Omnicare is a leading independent provider of pharmacy and related services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. Omnicare purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical recordkeeping and third-party billing for residents in such facilities. Omnicare also provides consultant pharmacist services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations. In addition, Omnicare provides ancillary services, such as infusion therapy, distributes medical supplies and offers clinical care plan and financial software information systems to its client nursing home facilities. Omnicare also provides comprehensive clinical research services for the pharmaceutical and biotechnology industries. Omnicare's executive offices are located at 50 East RiverCenter Blvd. -- Suite 1530, Covington, Kentucky 41011, and its telephone number is (606) 655-1180.

                           Each executive officer and each director of Omnicare
                  is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by reference.

                           (d) and (e). During the last five years neither
                  Omnicare nor, to the best of Omnicare's knowledge, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Omnicare or such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           As described in the response to Item 4, the Shares to
                  which this Schedule 13D relates have not been purchased by Omnicare. In connection with, and as a condition to, Omnicare and IBAH entering into an Agreement and Plan of Merger, dated as of March 30, 1998 (the "Merger Agreement"), (i) certain securityholders of IBAH (collectively, the "Securityholders"), together the beneficial owners of approximately 24.3% of the outstanding Shares (see Item 5), have entered into a Voting Agreement, dated as of March 30, 1998 (the "Voting Agreement"), and (ii) Omnicare and IBAH have entered into a Stock Option Agreement, dated as of March 30, 1998 (the "Stock Option Agreement"). The


                               Page 3 of 9 Pages

                  Securityholders and the amount of securities held are listed on Schedule A to the Voting Agreement (see Exhibit 3).


ITEM 4.           PURPOSE OF TRANSACTION.

                           On March 30, 1998, IBAH and Omnicare entered into the
                  Merger Agreement which provides, among other things, that, upon the terms and subject to conditions thereof, a wholly owned subsidiary of Omnicare to be formed solely for purposes of effecting such merger will merge with and into IBAH (the "Merger"). IBAH will be the surviving corporation in the Merger.

                           In the Merger, each Common Share will be converted
                  into the right to receive a number (the "Conversion Number") of shares of Omnicare common stock, par value $1.00 per share ("Omnicare Common Stock"), as set forth below, plus cash in lieu of receipt of fractional Omnicare Common Stock.

                  (1) If the Omnicare Market Value (as defined below) is greater than $43.83, then the Conversion Number is equal to $6.50 divided by the Omnicare Market Value;

                  (2) If the Omnicare Market Value is greater than $38.77 and less than or equal to $43.83, then the Conversion Number is equal to 0.1483;

                  (3) If the Omnicare Market Value is greater than $34.85 and less than or equal to $38.77, then the Conversion Number is equal to $5.75 divided by the Omnicare Market Value;

                  (4) If the Omnicare Market Value is greater than or equal to $30.30 and less than or equal to $34.85, then the Conversion Number is equal to 0.1650;

                  (5) If the Omnicare Market Value is less than $30.30, then, subject to certain conditions, the Conversion Number is equal to $5.00 divided by the Omnicare Market Value.

                           If the Omnicare Market Value is less than $30.30,
                  then Omnicare shall have the right, by written notice to IBAH, to adjust the Conversion Number to 0.1650; provided, however, that upon the receipt of such notice of adjustment, IBAH shall have the right, by written notice to Omnicare, to elect to abandon the Merger and terminate the Merger Agreement by action of its Board of Directors.

                           "Omnicare Market Value" means the average of the
                  closing prices of Omnicare Common Stock on the New York Stock Exchange, as reported in the Wall Street Journal, for the 15 trading days immediately preceding the second trading day preceding the closing date of the Merger.

                           Each Preferred Share outstanding immediately prior to
                  the effective time of the Merger shall by virtue of the Merger and without any action on the part of the shareholder thereof, be converted into the right to receive a number of shares of Omnicare Common Stock equal to three times the Conversion Number, subject to certain exceptions.

                           In connection with the execution of the Merger
                  Agreement, Omnicare and IBAH entered into the Stock Option Agreement under which IBAH has


                               Page 4 of 9 Pages
                  granted Omnicare an option to purchase up to 4,685,315 newly issued Shares at $5.75 per Share if certain events occur.

                           In addition, the Securityholders have entered into
                  the Voting Agreement pursuant to which the Securityholders have agreed, subject to certain exceptions, to vote their Common Shares owned, Common Shares received upon conversion of their Preferred Shares, Common Shares received upon the exercise of warrants to purchase Common Shares (the "Warrants") and any Common Shares issuable upon the exercise of options to purchase Common Shares in favor of adoption of the Merger Agreement and approval of the Merger, to vote such Shares against any contrary transaction, to grant to Omnicare an irrevocable proxy to vote such Shares for such purposes and not to dispose of such Shares. Additionally, IBAH has represented that all other holders of Preferred Shares have agreed that they will not consent to or otherwise facilitate any transaction that is inconsistent with the Merger. The Preferred Shares held by such holders represented approximately 4.6% of the outstanding Shares as of March 30, 1998.

                           The purpose of the Stock Option Agreement and the
                  Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. The Stock Option Agreement and the Voting Agreement may also make it more difficult and expensive for IBAH to consummate a business combination with a party other than Omnicare.

                           Upon consummation of the Merger, the Shares would
                  cease to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934.

                           Except as contemplated by the Merger Agreement, the
                  Stock Option Agreement and the Voting Agreement or as otherwise set forth in this Item 4, Omnicare has no present plans or proposals which relate to or would result in any of the contingencies listed in subsections (a) through (j) of
                  Item 4 of Schedule 13D. The descriptions of the Merger Agreement, the Voting Agreement and the Stock Option Agreement contained in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                           (a) and (b) 6,268,131 Shares, representing
                  approximately 24.3% of the outstanding Shares, are subject to the Voting Agreement. Each Preferred Share may be converted into three Common Shares and is entitled to vote on an as-converted basis. Calculations of percentages of outstanding Shares in this Schedule 13D treat Preferred Shares as if converted. As a result of the provisions of the Voting Agreement, the Securityholders and Omnicare may be deemed to share voting and dispositive power with respect to the Shares subject to the Voting Agreement. Pursuant to the Stock Option Agreement, Omnicare would have the right to acquire 4,685,315 Common Shares (representing approximately 19.9% of the outstanding Common Shares and approximately 16.6% of the Common Shares outstanding following the exercise of the option granted thereunder) under the circumstances set forth therein. Calculations in this paragraph are based on 23,544,312 Common Shares and 749,665 Preferred Shares, in each case, outstanding as of March 30, 1998 as represented in the Merger Agreement by IBAH.


                                Page 5 of 9 Pages

                           (c) Other than the Merger Agreement, the Stock Option
                  Agreement and the Voting Agreement and the transactions contemplated thereby, there have been no transactions in the Shares by Omnicare, or, to the best knowledge of Omnicare, by any of the directors or executive officers of Omnicare, during the past 60 days.

                           (d) To the best knowledge of Omnicare, the right to
                  receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by the Securityholders.

                           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Other than the Merger Agreement, Stock Option
                  Agreement and Voting Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Omnicare and any other person, or, to the best knowledge of Omnicare, among any of the directors and executive officers of Omnicare and any other person, with respect to the Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           The following exhibits are filed as part of this
                  Schedule 13D:

                           Exhibit 1        --       Agreement and Plan of Merger dated as of
                                                     March 30, 1998 between Omnicare and IBAH.

                           Exhibit 2        --       Stock Option Agreement dated as of
                                                     March 30, 1998 between Omnicare and
                                                     IBAH.

                           Exhibit 3        --       Voting Agreement dated as of March 30,
                                                     1998 between the Securityholders and
                                                     Omnicare.


                               Page 6 of 9 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1998.

                                 OMNICARE, INC.


                                     By: /s/ CHERYL D. HODGES
                                        --------------------------------
                                        Name:  Cheryl D. Hodges
                                        Title: Senior Vice President and
                                               Secretary


                               Page 7 of 9 Pages

                                                                         ANNEX I


                        DIRECTORS AND EXECUTIVE OFFICERS


                  Set forth below are the name and present principal occupation of each director and executive officer of Omnicare. Unless indicated otherwise, the present principal occupation of each director and executive officer of Omnicare. is a position with Omnicare. The business address of each such director and executive officer is c/o Omnicare, Inc., 50 East RiverCenter Blvd., Suite 1530, Covington, Kentucky 41011. Directors are indicated by an asterisk (*).

--------------------------------------------------------------------------------------------------------------
NAME                                     PRESENT PRINCIPAL OCCUPATION

--------------------------------------------------------------------------------------------------------------
Edward L. Hutton*                        Chairman of Omnicare and Chairman and Chief Executive Officer of
                                         Chemed Corporation ("Chemed"), Cincinnati, Ohio. Chemed is a
                                         diversified public corporation with interests in plumbing and drain cleaning services and health care services.
--------------------------------------------------------------------------------------------------------------
Joel F. Gemunder*                        President.
--------------------------------------------------------------------------------------------------------------
Patrick E. Keefe*                        Executive Vice President-Operations.
--------------------------------------------------------------------------------------------------------------
Timothy E. Bien                          Senior Vice President - Professional Services and Purchasing.
--------------------------------------------------------------------------------------------------------------
Mary Lou Fox*                            Senior Vice President-Marketing.
--------------------------------------------------------------------------------------------------------------
David W. Froesel, Jr.                    Senior Vice President and Chief Financial Officer.
--------------------------------------------------------------------------------------------------------------
Cheryl D. Hodges*                        Senior Vice President and Secretary.
--------------------------------------------------------------------------------------------------------------
Ronald K. Baur*                          Vice President.

--------------------------------------------------------------------------------------------------------------
Kenneth W. Chesterman*                   Retired Executive Vice President and a consultant to Omnicare.
--------------------------------------------------------------------------------------------------------------
Charles H. Erhart, Jr.*                  Retired as President of W.R. Grace & Co. ("W.R. Grace"), Boca
                                         Raton, Florida. W.R.  Grace is an international specialty chemicals, construction and packaging company. Director of Chemed.

--------------------------------------------------------------------------------------------------------------
Thomas C. Hutton*                        Vice President and Director of Chemed.
--------------------------------------------------------------------------------------------------------------
Sandra E. Laney*                         Senior Vice President, Chief Administrative Officer and Director of
                                         Chemed.
--------------------------------------------------------------------------------------------------------------
Andrea R. Lindell, DNSc, RN*             Dean and Professor in the College of Nursing and Health at the
                                         University of Cincinnati.
--------------------------------------------------------------------------------------------------------------
Sheldon Margen, M.D.*                    Professor Emeritus in the School of Public Health, University



                               Page 8 of 9 Pages

--------------------------------------------------------------------------------------------------------------
                                         of California, Berkeley.
--------------------------------------------------------------------------------------------------------------
Kevin J. McNamara*                       President and Director of Chemed.
--------------------------------------------------------------------------------------------------------------
John M. Mount*                           President and Chief Executive Officer of Service America Systems,
                                         Inc., a subsidiary of Chemed.
--------------------------------------------------------------------------------------------------------------
D. Walter Robbins, Jr.*                  Retired Vice Chairman of W.R. Grace and Director of Chemed.
--------------------------------------------------------------------------------------------------------------



                               Page 9 of 9 Pages